

February 25, 2011

Gerry Berg
President
Friendly Auto Dealers, Inc.
4132 South Rainbow Road, Suite 514
Las Vegas, Nevada 89103

> **Re:** **Friendly Auto Dealers, Inc.**
> **Amendment No. 1 to Form Schedule 14C**
> **Filed January 19, 2011**
>
> **Amendment No. 1 to Form 10-K**
> **Filed February 18, 2011**
>
> **Amendments No. 2 to Forms 10-Q**
> **Filed February 18, 2011**
> **File No. 333-147560**

Dear Mr. Berg:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief